NEWS RELEASE
CONSOLIDATED RESULTS OF OPERATIONS FIRST QUARTER ENDING NOVEMBER 30, 2002 — OPERATING HIGHLIGHTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
Cable
Financial Highlights
Subscriber Statistics
Combined Satellite
Financial Highlights
DTH
Satellite Services
Shaw Ventures
Other Income Items
Risks and Uncertainties
Financial Position
Liquidity and Capital Resources
Cash Flow
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
News Release Dated January 15, 2003

NEWS RELEASE

Shaw Communications announces strong first Quarter — on track to meet free cash flow targets

Calgary, Alberta, January 15, 2003—Shaw Communications Inc. announced a 78% increase in cash flow from operations in the first quarter ending November 30, 2002 over the comparable quarter ending November 30, 2001.

“Cash flow from operations was $112.9 million in the first quarter, up from $63.3 million in the comparable period of last year,” noted Jim Shaw, Chief Executive Officer of Shaw Communications Inc. “The $28.2 million of free cash flow generated from the cable division this quarter means that we are well on the way to achieving our announced goal of $105 million of free cash flow for the year while continuing to deliver growth of our operations.”

On a per share basis, cash flow improved from $0.22 per share for the Quarter ended November 30, 2001 to $0.44 per share for this quarter ended November 30, 2002.

Customer growth continued in the first quarter. The cable division experienced stronger growth than anticipated in all three segments; basic subscribers grew by 12,526 customers to 2,117,639, digital deployment grew by 19,823 terminals to 515,427 terminals, and Internet customers grew by 42,616 customers to 812,964.

“We are pleased with these growth numbers in this first quarter. They have contributed to our revenue growth of 14.5% in the first quarter over the comparable quarter last period, “ noted Mr. Shaw.

“We have received offers for the U.S. cable assets and have entered into negotiations aimed at finalizing a purchase and sale agreement.” added Mr. Shaw.

The satellite division booked a restructuring charge of $4.8 million in the first quarter to account for a reduction in staff of some 400 employees resulting in a future annual saving of approximately $6 million. In addition negative free cash flow for the quarter was reduced from $60 million to $42 million. An additional 19,192 Star Choice customers were signed up in the first quarter bringing total customers to 779,216.

Net loss for the first quarter ended November 30, 2002 was $19.0 million ($0.13 per share) compared to a net loss of $54.7 million ($0.29 per share) for the first quarter of the previous year. “This has been a good quarter for us; we are well on our way to achieving the free cash flow targets that we set for the year, we are pursuing cost reductions without sacrificing growth and we are managing our capital investment strategy to widen the offerings available to our customers with a focus on enhancing value for our shareholders. With access to approximately $1 billion of available credit facilities and proceeds from anticipated asset sales, we are in a stronger financial position to finance growth and improve our balance sheet.” concluded Mr. Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
FIRST QUARTER ENDING NOVEMBER 30, 2002

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2002

	Three months ended November 30

			Change
	2002	2001	%

	($000's except per share amounts)
Operations:
Revenue	513,383	448,280	14.5
Operating income before amortization	189,049	136,108	38.9
Cash flow from operations	112,860	63,285	78.3
Net loss	(18,985)	(54,660)	65.3
Per share data:
Cash flow per share — basic (1)	$0.44	$0.22
Loss per share — basic and diluted (1)	($0.13)	($0.29)
Weighted average participating shares outstanding during period (000’s)	231,848	231,781

(1)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,143 or $0.04 per share [2001 — $12,410 or $0.05 per share].

OPERATING HIGHLIGHTS

•	Cable division delivers free cash flow of $28.2 million compared to negative cash flow of $159.0 million same quarter last year.

•	Satellite division reduces negative free cash flow from $60.1 million in the first quarter last year to $42.1 million this year. A restructuring charge of $4.8 million was taken in the quarter primarily to reduce staff by 400 which should result in annual savings of approximately $6 million.

Shaw Communications Inc.

•	Star Choice conversion and customer service issues experienced last quarter have now been resolved but did slow growth and increase churn in the quarter.

•	The Cable division experienced stronger than anticipated customer growth as basic subscribers, digital deployment and Internet grew by 12,526, 19,823 and 42,616 respectively.

•	Offers to purchase the U.S. cable assets have been received and we have entered into the last stage of negotiations to finalize the purchase and sale agreements. The proceeds will be used to reduce debt.

As highlighted above, your Company has achieved a lot of progress in pursuing its primary objective of obtaining positive free cash flow and at the same time delivering good growth. The focus of managing capital expenditures, growing revenue through bundling price increases and new products such as video-on-demand, along with continued reduction in costs, resulted in revenue growth of 14.5%, operating income before amortization growing by 38.9% and cash flow from operations increasing by 78.3%.

Management’s efforts and energies continue to be focused on increasing stakeholder value by managing growth, increasing cash flow and reducing debt.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2002

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2002 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview
Revenue increased by 14.5% over the same quarter last year due to increased DTH, Internet and Digital customers, price increases, the sale of additional digital services plus the effect of the Viewer’s Choice acquisition effective June 1, 2002. Operating income before amortization surpassed revenue growth with an increase of 38.9% due to cost saving initiatives and restructuring introduced during the third quarter last year, the elimination of the Excite@Home royalty fee in the second quarter last year, cable rate increases on May 1, 2002 and continued improvements from Star Choice. Cash flow from operations increased by 78.3% primarily due to increased operating income before amortization.

In April 2002 the CRTC modified its structural separation requirements to allow Star Choice and Shaw to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations. In respect of the restructuring plan, a $4.8 million provision was taken to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. The restructuring should result in approximate annual savings of $6 million. As of November 2002, approximately $1.2 million of severance costs have been incurred in respect of the restructuring.

The net loss decreased to $19 million this quarter from $55 million one year ago, a reduction of 65%, primarily due to the increase in operating income of $37 million, the decrease in equity loss on investees of $14 million and the offsetting decrease of income tax recovery of $11 million.

New Accounting Standards
An understanding of new accounting standards adopted in the current period is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention

Shaw Communications Inc.

to Note 1 to the Consolidated Financial Statements which discusses the adoption of the new Canadian standards with respect to foreign currency translation and stock-based compensation and other stock-based payments.

With respect to the adoption of the amended standard on foreign currency translation, unrealized translation gains and losses on non-current monetary assets and liabilities which are not hedged are recognized in income immediately as opposed to being deferred and amortized over the life of the underlying non-current monetary instrument. For example, U.S. $57.2 million of Shaw’s credit facility and U.S. $150 million of the Star Choice Senior secured notes are unhedged and subject to foreign currency fluctuations. A $0.01 change in the Canadian dollar versus the U.S. dollar would result in a change in the foreign exchange loss or gain of $2.0 million for the quarter.

There is no effect on the Company’s results with respect to the adoption of the new standard for stock based compensation and other stock-based payments. The new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

Change in accounting presentation
To be consistent with the approach taken for DTH equipment sales, this quarter the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of the sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, Shaw accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. As the penetration of DCTs has increased significantly and the majority of DCT activations are a result of customers’ purchase versus rental of the equipment, and now that we are also subsidizing the purchase of modems by subscribers, we believe the sale of DTH and DCT/modem equipment should be accounted for in the same manner. Therefore, the price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, Cable revenue and expenses have increased by $7.7 million and $9.7 million for the three months ended November 2002 and November 2001 respectively. There is no impact on operating income or earnings.

Shaw Communications Inc.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2002	2001	%

	($000's Cdn)
Revenue (third party) (1)	368,022	326,691	12.7

Operating income before amortization	175,581	134,427	30.6
Less:
Interest	48,826	45,418	7.5
Entitlements on equity instruments, net of current taxes	10,143	12,410	(18.3)
Cash taxes on net income	9,219	10,557	(12.7)

Cash flow before the following:	107,393	66,042	62.6

Capital expenditures and equipment subsidies:
New housing development	25,247	32,720	(22.8)
Success based	25,862	113,549	(77.2)
Upgrades and enhancement	17,285	50,603	(65.8)
Replacement	4,206	9,252	(54.5)
Buildings/other (2)	6,561	18,885	(65.3)

	79,161	225,009	(64.8)

Free Cash Flow	28,232	(158,967)	117.8

Operating margin	47.7%	41.1%	6.6

(1)	Includes equipment revenue received on the sale of DCT and modem equipment of $7,699 and $9,667 for November 2002 and November 2001 respectively.

(2)	Excludes $1,600 of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

HIGHLIGHTS FOR THE QUARTER

•	The Cable division generated free cash flow of approximately $28 million in the first quarter compared to negative cash flow of $159 million in the prior year quarter and breakeven in the previous August 2002 quarter.

•	Shaw launched Video-on-demand (“VOD”) in Calgary in September 2002.

•	Basic rate deregulation was completed in late October 2002. Effective January 2003, Shaw implemented basic rate price increases ranging from $0.16 to $2 per month per subscriber depending on the level of tiered service the customer receives. This will affect approximately 1.2 million basic analogue non-bundled subscribers and should result in additional revenue of at least $1 million per month.

Shaw delivered a promising start on its objective to obtain free cash flow of $105 million for the year with approximately $28 million free cash flow this quarter. This compares to breakeven in

Shaw Communications Inc.

the August quarter and negative cash flow of $159 million for the comparative quarter last year. Approximately $41 million of the improvement over the same quarter last year is due to improved operating income before amortization and $146 million is due to decreased capital expenditures and equipment subsidies. We were able to reduce capital expenditures as significant upgrades to our capital infrastructure were completed last year. While capital expenditures have been reduced we continue to upgrade as required to meet or exceed customer requirements or competition, such as node segmentation and increasing plant capacity from 550 MHZ to 750 MHZ. Success based capital expenditures have decreased by 77% due to lower digital and Internet customer growth of 62,000 this year compared to record growth of 162,000 last year. The change in capital related to new housing development reflects efficiencies and volume of new housing. The intense focus on managing capital expenditures and completion of capital expansion programs is responsible for the decrease in capital in the remaining asset categories.

Cable revenue increased 12.7% over the same quarter last year due to rate increases, specifically a $3 per month increase on Internet, tiers and bundled packages effective May 1, 2002, new service revenue from digital services, the acquisition of Viewers Choice in June of last year and increases in our customer base of approximately 136,000 Internet and 81,000 digital subscribers over the same period last year. Cable revenue, excluding equipment revenue, decreased by approximately $2 million or 0.5% over the August 2002 quarter despite growth in subscribers due to several factors including reduced pay per view revenue of approximately $2 million and a decrease in Big Pipe revenue of approximately $2 million. Pay per view revenue was higher in the August 2002 quarter due to the high take-up on the Lewis/Tyson boxing event in June of last year.

Operating income before amortization exceeded revenue growth with a 30.6% increase over the same quarter last year. The increase reflects the favourable margin impact of rate increases, the elimination of the Excite@Home royalty fee in December 2001 and the benefit of the cost reduction programs introduced in the third quarter of last year. Operating income before amortization improved by 1% over the August quarter due to continued cost reduction programs and customer growth.

Shaw Communications Inc.

SUBSCRIBER STATISTICS

	November 30,	August 31,		Change
	2002	2002	Growth	%

CABLE:
Basic service:
Actual	2,117,639	2,105,113	12,526	0.6
Penetration as % of homes passed	68.5%	68.5%
Full cable service:
Tier I	1,718,166	1,708,736	9,430	0.6
Penetration as % of basic	81.1%	81.2%
Tier II	1,630,953	1,617,031	13,922	0.9
Penetration as % of basic	77.0%	76.8%
Tier III	1,424,803	1,402,346	22,457	1.6
Penetration as % of basic	67.3%	66.6%
Digital terminals	515,427	495,604	19,823	4.0
Digital customers	469,446	452,293	17,153	3.8

INTERNET:
Connected and scheduled installations	812,964	770,348	42,616	5.5
Penetration as % of basic	38.4%	36.6%

BIG PIPE:
External customers	118	113	5	4.4

Shaw started the year with good growth in its customer base in all areas, most notably in Internet and digital which increased by 42,616 and 19,823 respectively. Correspondingly with the digital terminal growth of 4.0%, Digital subscribers increased by 17,153 or 3.8%. Basic subscribers increased by 12,526 or 0.6% for the quarter. The basic subscriber number reported above does not include stand-alone Internet subscribers of 98,221 and 90,234 as at November 30, 2002 and August 31, 2002 respectively. In the U.S. these customers would be reported as revenue generating units according to the subscriber reporting measures established by the U.S. cable industry association, the National Cable & Telecommunications Association. The Company has launched marketing programs to sell video services to this customer base.

Overall customer growth is due to the seasonal success of Shaw’s “Back-To-School” marketing campaigns such as the cable modem purchase program and continued success of Shaw’s bundling strategies including the launch of Video on Demand (“VOD”) in Calgary. Shaw will build on its bundling success with the further launch of VOD in Vancouver, Saskatoon, Fort McMurray and Edmonton this year. VOD is an effective retention tool as subscribers require both of Shaw’s Internet and digital services to receive the VOD service. Moreover, the bundling of VOD provides a unique product bundle compared to offerings by incumbent Telcos and DTH

Shaw Communications Inc.

satellite service providers. This provides further “stickiness” to Shaw’s Total Home Entertainment bundle, which includes digital and Internet.

In September, Big Pipe revised its customer acquisition strategy to concentrate its sales efforts on only major accounts. This will streamline operations as less administration and sales staff will be required to manage the provision of services to a smaller, but higher value client base. As a result of this change in strategy, Big Pipe reduced its sales staff by approximately one-third in September and its customer base grew by 5 for the quarter compared to 26 in the August 2002 quarter and 16 in the prior year quarter. As a result of this focus on quality customers, Big Pipe is now generating positive operating income on a run-rate basis.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2002	2001	%

	($000s Cdn)
Revenue (third party)	145,361	121,589	19.6

Operating income before amortization and restructuring charge	18,318	1,681	989.7
Less:
In Interest	18,469	17,922	3.1
Cash taxes on net income	275	582	(52.8)

Cash flow before capital expenditures	(426)	(16,823)	97.5

Less capital expenditures and equipment subsidies:
Success	40,962	37,596	9.0
Other	668	5,728	(88.3)

	41,630	43,324	(3.9)

Free cash flow	(42,056)	(60,147)	30.1

The satellite division was cash flow negative approximately $42 million during the quarter compared to $60 million in the comparative quarter last year. The improvement is primarily due to increased operating income of approximately $17 million, increased economies of scale on a larger DTH subscriber base and rate increases. The negative free cash flow increased by approximately $3 million over the August 2002 quarter primarily due to the increase in success based expenditures of $11 million as a result of increases in the gross activations and the sale of second receivers.

Shaw Communications Inc.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2002	2001	%

	($000s Cdn)
Revenue (third party)(1)	119,287	94,349	26.4
Operating income (loss) before amortization	7,506	(10,110)	(174.2)
Operating margin	6.3%	(10.7%)	17.0

(1)	Includes equipment revenue on sale of DTH equipment of $13,234 and $14,699 for November 2002 and November 2001 respectively.

Customer Statistics

	November 30,	August 31,
	2002	2002	Growth	%

Star Choice customers(1)	779,216	760,024	19,192	2.5

(1)	Star Choice customers include seasonal customers who temporarily suspend their service.

HIGHLIGHTS FOR THE QUARTER

•	Effective September 2002, Star Choice implemented a $3 per month rate increase on most of its packages.

•	Effective September 2002, Star Choice changed its programming credits such that they are spread over four months.

As a result of the billing system conversion issues identified in the fourth quarter last year, Star Choice experienced high churn in the first quarter resulting in net additions of 19,192 customers compared to normalized additions of 27,568 in the August quarter. The average time to answer calls has now improved from in excess of 40 minutes to less than 2 minutes on average, thus enabling us to better take advantage of all sales opportunities through our call centers.

Although subscriber churn was higher than anticipated, Star Choice continued its focus on growing positive cash flow as operating income before amortization was $7.5 million compared to $2.3 million in August 2002 and a $10.1 million loss in the comparative quarter last year. Subscriber growth and the rate increases outlined above grew revenue by 26.4% over the prior year’s quarter. Operating income before amortization increased due to increased economies of scale, price increases and cost reductions.

Shaw Communications Inc.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2002	2001	%

	($000's Cdn)
Revenue (third party)	26,074	27,240	(4.3)
Operating income before amortization	10,812	11,791	(8.3)
Operating margin	41.5%	43.3%	(1.8)

Satellite services revenue, which includes the Broadcast, Truck Tracking and Business Television divisions, decreased by 4.3% primarily due to the sale of the uplink and SRDU business in the Caribbean on May 31, 2002. Operating income before amortization decreased by 8.3% due to the foregoing and due to reduced margins in the learning division. The learning division generated higher margins in the first quarter of last year following the events of September 11th which resulted in reduced travel and created a greater demand for long distance learning.

Shaw Ventures

Shaw’s investment portfolio as at November 30, 2002 includes:

		Restricted		Market(2)
	Unrestricted	shares		value
Investment (1)	shares	and warrants	Total	($000s)

GT Group Telecom (“GT”)(3)	32,246,217		32,246,217	—
Liberty Media	343,000		343,000	5,670
Canadian Hydro(4)	6,546,580	2,100,000	8,646,580	14,464
Cogeco				11,990
Other non-public companies, at carrying value				15,735

				47,859

(1)	Excludes investments monetized by equity instruments.

(2)	Unless otherwise noted, the market value is based on closing prices as of November 29, 2002.

(3)	GT Group Telecom market value is nil based on proposed plan of reorganization of GT under the 360 networks purchase proposal.

(4)	The market value shown is net of the warrant exercise price.

This quarter 360networks Corporation announced that it will acquire GT. The transaction will not involve any recovery for the shareholders of GT. Shaw has already written off its investment in GT. As a result of this pending transaction, Shaw will no longer have an interest in the continued company and will therefore be recording no further equity losses or earnings with respect to GT.

Shaw Communications Inc.

OTHER INCOME ITEMS:

Investment activity gains and losses

	Three months ended November 30,

			Increase (decrease)
	2002	2001	in income

	($000s Cdn)
Gain on sale of investments	113	2,576	(2,463)
Dilution loss on issuance of stock by investee	—	(571)	571

In the prior quarter, the gain on sale of $2.6 million related to the sale of approximately 673,000 Terayon shares and the dilution loss arose due to the issuance of equity by GT subsequent to Shaw’s investment, which reduced Shaw’s ownership in that company to approximately 23.2% at November 30, 2001 from 23.3% at August 31, 2001.

Fixed Charges

	Three months ended November 30,

			Increase
	2002	2001	(decrease)%

	($000s Cdn)
Amortization -
Property, plant and equipment	107,678	91,837	15,841	17.2
Deferred charges	40,751	41,333	(582)	(1.4)

Total amortization	148,429	133,170	15,259	11.5
Amortization of deferred IRU revenue	(2,953)	(3,863)	(910)	(23.6)
Interest	67,295	63,340	3,955	6.2

Amortization on property, plant and equipment increased by $16 million due to the high level of cable and Internet capital expenditures over the past few years as well as the effect of Star Choice retaining ownership of satellite dishes on new installations effective September 2001. Consequently, DTH equipment subsidies decreased which resulted in lower amortization of deferred charges in the current quarter. However, this decrease was offset by increased amortization of DCT subsidies and amortization of the modem subsidies resulting from the Modem Purchase program introduced in June 2002; therefore, amortization of deferred charges remained relatively unchanged over the prior quarter. Star Choice plans to cancel its “simple” satellite program, i.e. ownership of satellite dishes. This will result in an increase in equipment subsidies offset by a similar decline in capital expenditures.

Amortization of deferred IRU decreased as the prior quarter includes settlement of amounts in respect of the future build component under the IRU obligation.

Interest increased by $4 million over the same quarter last year due to increased borrowing required to finance capital expenditures and equipment subsidies.

Shaw Communications Inc.

Equity loss on investees

	Three months ended November 30,

			Increase
	2002	2001	in income

	($000s Cdn)
Total	(527)	(14,849)	14,322

The equity loss on investees in the current quarter is in respect of Shaw’s interest in specialty channels while the equity loss in the prior quarter is in respect of its interest in GT. The Company wrote down its investment in GT in the third quarter of 2002 and will not be recording further equity losses based on the proposed plan of reorganization of GT.

RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2002.

Further to our disclosure in our fourth quarter release dated October 17, 2002 concerning the status of the Anik F1 satellite, Telesat has provided the following update:

“Following earlier reports from Boeing, the manufacturer of Telesat’s Anik F1 satellite, of a degrading power situation on Anik F1, Boeing provided a further report in December, 2002 indicating that power levels on the satellite will continue to degrade at the rates observed to date. Subsequently, Telesat filed a claim with its insurers. Telesat is now moving forward with activities aimed at replacing Anik F1 in a timeframe that will ensure continuity of service for its North American customers.”

Based on the most recent update from Telesat, we do not anticipate any incremental cost to the Company or disruption to our DTH and satellite services customers.

FINANCIAL POSITION
Overview
Total assets at November 30, 2002 were $8.4 billion compared to $8.5 billion at August 31, 2002. The following discussion describes the significant changes in the balance sheet since August 31, 2002.

Current assets decreased by $9 million principally due to collection on miscellaneous accounts receivable which was offset by increased Star Choice inventory levels to ensure sufficient supply for the Christmas and holiday season.

Property, plant and equipment decreased by $49 million as current quarter amortization was in excess of capital expenditures. Deferred charges increased by $7 million primarily due to increased equipment subsidies as a result of the Modem Purchase program introduced in June 2002, offset by amortization of other equipment subsidies, financing and other costs.

Shaw Communications Inc.

Current liabilities decreased by $15 million due to a reduction in accounts payable and accrued liabilities by $29 million primarily due to payment of significant capital expenditure accruals at August 31, 2002 offset by a $16 million increase in bank indebtedness.

Long-term debt increased by $13 million due to the net drawdown on the Company’s credit facilities of $6 million and an increase of $7 million relating to the impact of increased foreign exchange rates on the translation of the U.S. denominated debt. Deferred credits decreased by $7 million due to amortization of prepaid IRU rental revenue and due to reduced foreign exchange gains on the translation of U.S. denominated debt as a result of the increase in exchange rate from August 31, 2002. Future income taxes decreased by $14 million due to the future income tax recovery in the current quarter.

LIQUIDITY AND CAPITAL RESOURCES
The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity hinges on three aspects, free cash flow from operations, access to available credit facilities and sale of non-strategic assets.

First, we have turned a significant corner towards our goal to becoming free cash flow by achieving positive cash flow for our Cable division in this quarter and are now tracking to achieve $105 million of free cash flow for this division in fiscal 2003. Further, we believe our satellite division, including satellite services and DTH, will be cash flow positive on a run-rate basis in fiscal 2004. As we continue to focus on our goal of growing free cash flow, our cash flow from operations will become an increasing source of liquidity.

Second, Shaw has access to approximately $1 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. As previously disclosed, a syndicate of banks has provided the Company with an unsecured credit facility which at August 31, 2002 amounted to a maximum of $1.425 billion, of which a maximum of $1.2 billion was revolving on a reducing basis commencing in fiscal 2004 until repaid by April 30, 2007. Under the facility, the syndicate of banks had placed $1.15 billion of the revolving facility and has until October 2003 to place the remaining $50 million. At this time, the syndicate has not placed the remaining $50 million, therefore, the maximum availability under the revolving credit facility remains at $1.15 billion. The term portion of $225 million has been fully placed.

We have approached the banks for Cancom with the view to re-negotiating the terms of the existing facility. We will provide updates in the normal course.

And finally, with respect to the sale of non-strategic assets to increase liquidity, Shaw intends to sell its U.S. cable assets with approximately 71,000 subscribers and has entered into negotiations to finalize the purchase and sale agreements.

Shaw Communications Inc.

With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities and planned sale of the U.S. cable assets, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios.

CASH FLOW

Operating Activities

	Three months ended November 30,

	2002	2001	Increase	%

	($millions Cdn)
Cash flow from operations	113	63	50	79.4
Net change in non-cash working capital balances related to operations	15	(86)	101	117.4

	128	(23)	151	656.5

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable and DTH divisions. Cash flow from working capital increased over the comparative periods due to timing of accounts payable and accrued liabilities payments.

Investing Activities

	Three months ended November 30,

	2002	2001	Increase

	($millions Cdn)
Cash flow used in investing activities	(138)	(220)	82

The cash outlay for investing activities decreased $82 million from the comparative quarter last year primarily due a significant reduction of $163 million in capital expenditures, equipment subsidies and inventories. This was offset by proceeds of $89.5 million received on the sale of CKY and WTN in the first quarter last year.

Shaw Communications Inc.

Financing Activities

	Three months ended November 30,

	2002	2001	Decrease

	($millions Cdn)
Cash flow provided by financing activities	10	243	(233)

During the current quarter, Shaw repaid the $50 million Big Pipe facility by drawing down its own facility by $20 million plus cash flow from operations. This net use of cash flow of $30 million plus payment of $12 million on Shaw’s equity instruments was offset by Cancom’s source of cash from drawdown of its credit facility of $35 million. This plus the increase in bank indebtedness of approximately $16 million and a drawdown of $1 million under the Burrard Partnership Lot 2 Holdings Partnership’s credit facility resulted in a net source of cash from financing activities of $10 million for the quarter.

In the prior quarter, the source of cash of $243 million reflects Shaw’s and Cancom’s net source of cash of $99 million and $67 million respectively under each of their credit facilities, the issuance of the SHELS V equity linked debentures for $90 million less entitlement payments of $13 million on Shaw’s equity instruments.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies

Shaw Communications Inc.

of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	November 30,	August 31,
[thousands of Canadian dollars]	2002	2002

	(Unaudited)	(Audited)
ASSETS
Current
Accounts receivable	166,445	187,505
Inventories	140,880	128,811
Prepaids and other	28,037	28,177

	335,362	344,493
Investments and other assets	133,052	133,602
Property, plant and equipment	2,728,713	2,777,697
Deferred charges	227,040	219,916
Intangibles —
Broadcast licenses	4,878,232	4,877,256
Goodwill	145,865	145,865

	8,448,264	8,498,829

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	18,112	2,303
Accounts payable and accrued liabilities	482,048	511,106
Income taxes payable	11,423	10,631
Unearned revenue	85,933	88,226

	597,516	612,266
Long-term debt [note 4]	3,483,097	3,469,637
Deferred credits	626,171	633,259
Future income taxes	990,967	1,004,559

	5,697,751	5,719,721

Shareholders’ equity
Share capital [note 5]	3,018,332	3,018,332
Deficit	(269,865)	(240,737)
Cumulative translation adjustment	2,046	1,513

	2,750,513	2,779,108

	8,448,264	8,498,829

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF LOSS
AND RETAINED EARNINGS (DEFICIT)

	Three months ended November 30,

[thousands of Canadian dollars except per share amounts]	2002	2001

	(Unaudited)
Revenue [note 2]	513,383	448,280
Operating, general and administrative expenses	324,334	312,172

Operating income before amortization [note 2]	189,049	136,108
Amortization of deferred charges and property, plant and equipment	(148,429)	(133,170)
Amortization of deferred IRU revenue	2,953	3,863

Operating income	43,573	6,801
Interest	(67,295)	(63,340)

	(23,722)	(56,539)
Gain on sale of investments	113	2,576
Dilution loss on issuance of stock by equity investee	—	(571)
Foreign exchange loss on unhedged long-term debt [note 1]	(1,285)	(4,559)
Other revenue	1,743	3,171

Loss before income taxes	(23,151)	(55,922)
Income tax recovery	4,693	16,111

Loss before the following	(18,458)	(39,811)
Equity loss on investees	(527)	(14,849)

Net loss	(18,985)	(54,660)
Retained earnings (deficit) beginning of period as previously reported	(230,327)	111,830
Adjustment for change in accounting policy [note 1]	(10,410)	(12,378)

Retained earnings (deficit), beginning of period restated	(240,737)	99,452
Dividends — equity instruments (net of income taxes)	(10,143)	(12,410)

Retained earnings (deficit) end of period	(269,865)	32,382

Loss per share [note 6]
Basic	($0.13)	($0.29)
Diluted	($0.13)	($0.29)

[thousands of shares]
Weighted average participating shares outstanding during period	231,848	231,781
Participating shares outstanding, end of period	231,848	231,790

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended November 30,

[thousands of Canadian dollars except per share amounts]	2002	2001

	(Unaudited)
OPERATING ACTIVITIES [note 7]
Cash flow from operations	112,860	63,285
Net change in non-cash working capital balances related to operations	14,644	(86,523)

	127,504	(23,238)

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(99,153)	(232,110)
Additions to equipment subsidies	(45,211)	(54,114)
Net reduction (addition) to inventories	3,217	(18,008)
Cable systems acquisitions [note 3]	(354)	(2,623)
Proceeds on sale of investments and other assets	4,272	9,475
Acquisition of investments	(662)	(10,847)
Proceeds received on assets held for sale	—	89,500
Additions to deferred charges	(17)	(1,335)

	(137,908)	(220,062)

FINANCING ACTIVITIES
Increase in bank indebtedness	15,809	48,671
Increase in long-term debt	86,192	280,000
Long-term debt repayments	(80,000)	(163,400)
Issue of equity instruments, net of after-tax expenses	—	90,561
Issue of Class B non-voting shares	—	269
Dividends on equity instruments, net of current taxes	(11,606)	(12,759)

	10,395	243,342

Effect of currency translation on cash balances and cash flows	9	(42)
Increase in cash	—	—
Cash, beginning of the period	—	—

Cash, end of the period	—	—

Cash flow from operations per share [note 6]
Basic	$0.44	$0.22
Diluted	$0.38	$0.22

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following changes.

Adoption of recent Canadian accounting pronouncements

(i)  Foreign currency translation

Commencing September 1, 2002, the Company retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with U.S. standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and requires exchange gains and losses to be included in net income in the period they are incurred. Upon adoption of this amended standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $12,378 (net of taxes) were eliminated and charged against the opening retained earnings as at September 1, 2001. As prior years were restated upon adoption, the Company’s net loss for the three-months ended November 30, 2001 increased by $2,290 ($0.01 per share).

(ii)  Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See note 5 for full disclosure as required by this standard.

Reclassification

To be consistent with other practices throughout the Company, in fiscal 2003, the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, Shaw accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. The price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, Cable revenue and expenses have increased by $7.7 million and $9.7 million for the three months ended November 2002 and November 2001 respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

Operating revenue and income (loss) before amortization

	Three months ended November 30,

	2002	2001
	$	$

Revenue
Cable	368,503	327,086
DTH	120,336	94,349
Satellite services	30,550	30,946

	519,389	452,381
Inter segment —
Cable	(481)	(395)
DTH	(1,049)	—
Satellite services	(4,476)	(3,706)

	513,383	448,280

Operating income (loss) before amortization(1)
Cable	175,581	134,427
DTH	7,506	(10,110)
Satellite services	10,812	11,791
Satellite restructuring	(4,850)	—

	189,049	136,108

1.	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

Capital expenditures

	Three months ended November 30,

	2002	2001
	$	$

Capital expenditures accrual basis
Cable	47,937	184,681
Corporate(1)	8,165	10,322

Sub-total Cable including corporate	56,102	195,003

DTH	20,410	16,550
Satellite services	668	2,666

Sub-total Satellite	21,078	19,216

Total capital expenditures accrual basis	77,180	214,219
Change in working capital related to capital expenditures	21,973	17,891

Capital expenditures cash flow	99,153	232,110

Equipment subsidies
Cable	24,659	30,006
Satellite	20,552	24,108

	45,211	54,114

Total capital expenditures on an accrual basis including equipment subsidies
Cable	80,761	225,009
Satellite	41,630	43,324

	122,391	268,333

(1)	Includes the Company’s 38.3% proportionate share or $1,600 of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

Assets

	November 30, 2002

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,438,827	1,012,654	640,535	8,092,016

Corporate assets				356,248

Total assets				8,448,264

	August 31, 2002

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,520,696	996,503	637,371	8,154,570

Corporate assets				344,259

Total assets				8,498,829

3.     BUSINESS ACQUISITIONS

The Company purchased 262 subscribers in Florida and is committed to purchase a further 1,984 subscribers for U.S. $4,698 by May 31, 2003. The purchase price was allocated entirely to broadcast licenses.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

4.     LONG-TERM DEBT

	Effective	November 30,	August 31,
	Interest rates	2002	2002
	%	$	$

Corporate
Bank loans	Fixed and variable	445,461	425,106
Senior notes -
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
U.S. $440 million due April 11, 2010	7.88	688,600	685,872
U.S. $225 million due April 6, 2011	7.68	352,124	350,729
U.S. $300 million due December 15, 2011	7.61	469,500	467,640

		2,530,685	2,504,347

Cancom
Bank loans	Variable	289,000	253,800
Subordinated credit facility	Variable	40,000	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		579,000	543,800

Star Choice
U.S. $150 million Senior secured notes	13.00	234,750	233,820

Other subsidiaries
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	—	50,000
Burrard Landing Lot 2 Partnership	Variable	8,662	7,670

		138,662	187,670

Total consolidated debt		3,483,097	3,469,637
Less current portion		—	—

		3,483,097	3,469,637

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

5. SHARE CAPITAL

Issued and outstanding

			Number of Securities
	$	$
	November 30,	August 31,	November 30,	August 31,
	2002	2002	2002	2002

Class A Shares	2,491	2,493	11,363,172	11,373,972
Class B non-voting Shares	2,107,369	2,107,367	220,484,352	220,473,552

	2,109,860	2,109,860	231,847,524	231,847,524

EQUITY INSTRUMENTS COPrS -
8.45% Series A U.S. $142.5 million due Sept. 30, 2046	192,871	192,871	5,700,000	5,700,000
8.54% Series B due Sept. 30, 2027	98,467	98,467	100,000	100,000
8.50% Series U.S. $172.5 million due Sept. 30, 2097	252,525	252,525	6,900,000	6,900,000
8.875% Series due Sept. 28, 2049	147,202	147,202	6,000,000	6,000,000

	691,065	691,065

SHELS -
Series III — U.S. $33.9 million	50,342	50,342	33,923	33,923
Series IV — U.S. $28.9 million	42,726	42,726	28,853	28,853
Series V — U.S $57.6 million	90,481	90,481	57,583	57,583

	183,549	183,549

Zero Coupon Loan — U.S. $22.8 million	33,858	33,858

	3,018,332	3,018,332

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B non-voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B non-voting Shares at the date of grant. The maximum number of Class B non-voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

The changes in options in the three months ended November 30, 2002 are as follows:

	November 30, 2002

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	8,303,000	32.58
Granted	301,000	32.62
Exercised	—	-
Forfeited	(476,000)	32.64

Outstanding at end of period	8,128,000	32.58

The following table summarizes information about the options outstanding at November 30, 2002:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at November 30,	Weighted average
Range of Prices	November 30, 2002	contractual life	exercise price	2002	exercise price

$29.70 - $34.08	8,128,000	8.08	32.58	2,922,250	32.54

For common share options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the common share options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the proforma amounts indicated below:

Three months ended
November 30, 2002

Net loss for the period, as reported	(18,985)
Proforma loss for the period	(24,153)
Proforma loss per share	($0.15)

The weighted average estimated “fair value” at the date of the grant for common share options granted for the three months ended November 30, 2002 was $1.17 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended
November 30, 2002

Dividend yield	0.36%
Risk-free interest rate	2.75%
Expected life of options	4 years
Expected volatility factor of the future expected market price of Class B non-voting Shares	44%

For the purposes of proforma disclosures, the estimated “fair value” of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B non-voting Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At November 30, 2002 there were 88,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.50. The weighted average remaining contractual life of the Cancom options is 3.6 years. At November 30, 2002, 48,666 Cancom options were exercisable into 43,799 Class B non-voting Shares of the Company at a weighted average price of $14.58 per Class B non-voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B non-voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B non-voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 262,807 warrants remain under the plan and vest evenly over a four year period. At November 30, 2002, 122,929 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

6.     LOSS AND CASH FLOW PER SHARE

Loss and cash flow per share calculations are as follows:

	Three months ended November 30,

	2002	2001
	$	$

Loss per share Net loss	(18,985)	(54,660)
Equity entitlements, net of tax	(10,143)	(12,410)

	(29,128)	(67,070)

Loss per share — basic and diluted	($0.13)	($0.29)

Cash flow per share Cash flow from operations	112,860	63,285
Equity entitlements, net of tax	(10,143)	(12,410)

	102,717	50,875

Cash flow per share Basic	$0.44	$0.22
Diluted	$0.38	$0.22

Weighted average number of Class A and B non-voting
Shares used as denominator in above calculations (thousands of shares)	231,848	231,781

Class B non-voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (decrease loss per share) and are therefore not included in calculating diluted loss per share.

Diluted cash flow per share
The diluted cash flow per share is calculated by adding back the dividends net of tax on the equity entitlements and by adding to the weighted average number of Class A and Class B non-voting Shares outstanding during the period, the number of shares that would be issued (2002 — 64,472,000; 2001 — 36,648,000) to settle the principal element of the equity instruments based on the opening market prices on the Class B non-voting Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

7.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Statements of Cash Flows are as follows:

(i)  Cash flow from operations

	Three months ended November 30,

	2002	2001
	$	$

Net loss	(18,985)	(54,660)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	148,429	133,170
Amortization of deferred IRU revenue	(2,953)	(3,863)
Future income taxes	(14,187)	(27,306)
Gain on sale of investments	(113)	(2,576)
Dilution loss on issuance of stock by equity investee	—	571
Foreign exchange loss on unhedged long-term debt	1,285	4,559
Equity loss on investees	527	14,849
Other	(1,143)	(1,459)

Cash flow from operations	112,860	63,285

(ii)  Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,

	2002	2001
	$	$

Accounts receivable	21,060	(550)
Prepaids and other	140	(12,779)
Accounts payable and accrued liabilities	(4,830)	(82,300)
Income taxes recoverable	567	3,075
Unearned revenue	(2,293)	6,031

	14,644	(86,523)

(iii)  Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended November 30,

	2002	2001
	$	$

Interest	82,261	83,455
Income taxes	1,534	(505)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

8.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	Three months ended November 30,

	2002	2001
	$	$

Net loss using Canadian GAAP	(18,985)	(54,660)
Add (deduct) adjustments for:
Deferred charges (2)	(7,734)	(16,579)
Foreign exchange losses (3)	(7,937)	(21,560)
Equity in loss of investees (4)	237	2,224
Entitlements on equity instruments (8)	(16,628)	(20,684)
Income tax effect of adjustments	10,654	17,711

Net loss using U.S. GAAP	(40,393)	(93,548)

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	533	3,088
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the year	1,528	48,049
Less: reclassification adjustments for losses (gains) included in net income	(93)	1,183

	1,968	52,320
Adjustment to fair value of derivatives (9)	(1,547)	14,469

	421	66,789

Comprehensive loss using U.S. GAAP	(39,972)	(26,759)

Loss per share using U.S. GAAP	($0.17)	($0.40)
Comprehensive loss per share using U.S. GAAP	($0.17)	($0.12)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

Balance sheet items using U.S. GAAP

	November 30,		August 31,
	2002		2002

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7) (9)	133,052	390,620	133,602	390,327
Deferred charges (2) (3)	227,040	56,194	219,916	59,532
Broadcast licenses (1) (5) (6)	4,878,232	4,852,998	4,877,256	4,852,022
Deferred credits (3)	626,171	615,108	633,259	618,941
Future income taxes	990,967	989,356	1,004,559	1,007,287
Long-term debt (8) (9)	3,483,097	4,450,171	3,469,637	4,433,869
Shareholders’ equity	2,750,513	1,857,601	2,779,108	1,897,573

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	November 30,	August 31,
	2002	2002
	$	$

Shareholders’ equity using Canadian GAAP	2,750,513	2,779,108
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(35,154)	(30,308)
Foreign exchange gains (losses) (3)	(27,904)	(22,998)
Equity in loss of investees (4)	(60,916)	(61,110)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable television systems (6)	47,501	47,501
Equity instruments (8)	(945,283)	(942,848)
Accumulated other comprehensive income	217,343	216,194
Write-down of GT Group Telecom Inc. (10)	23,267	23,267
Cumulative translation adjustment	(2,046)	(1,513)

Shareholders’ equity using U.S. GAAP	1,857,601	1,897,573

Included in shareholders’ equity is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2002 and 2001
[tabular amounts in thousands of Canadian dollars]

	November 30	August 31,
	2002	2002
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	2,046	1,513
Unrealized gains on investments (7)	124,201	122,038
Fair value of derivatives (9)	91,096	92,643

	217,343	216,194

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2)	U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	U.S. GAAP requires exchange gains (losses) on translation of all long-term debt, including those unhedged equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7)	U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under U.S. GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under U.S. GAAP.